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WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

601 THIRTEENTH STREET, N.W.
SUITE 600 SOUTH
WASHINGTON, D.C. 20005-3807

TELEPHONE: (1-202) 626-3600
FACSIMILE: (1-202) 639-9355

DIRECT DIAL: (202) 626-3630
E-MAIL: dduncan@whitecase.com

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JOHANNESBURG

January 12, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, the report by Sahaviriya Steel Industries PLC, of the Conversion of the Company's convertible debentures (Series 1-10) into ordinary shares.

Please contact Daniel J. Duncan of this office at (202) 626-3630 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case

Enclosure

Dlw 1/14

12/11/2003 4:00 PM (2K)
WASHINGTON 380995 v1 [380995_1.DOC]

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

Ref. S.E.C.089/2003 December 26, 2003

Re : Report of the conversion of the Company's convertible debentures (Series 1 – 10) into the ordinary shares

Attn : President
The Stock Exchange of Thailand

On 17th October 2000 Sahaviriya Steel Industries Public Company Limited issued Secured Convertible Debentures in the amount of Baht 2,400 million, series 1-10 due in 2005, 2006, 2007, 2008, 2009, 2010, 2011, 2012, 2013, 2014 respectively and sold to Siam Commercial Bank PLC and Bank of Ayudhya PLC. Such Secured Convertible Debentures and be converted into the Company's ordinary shares anytime over the periods of convertible debentures at an initial conversion price of Baht 5.25 per ordinary share.

Subsequently, the CD holder submitted a letter to the Company asking for amendment of the Trust Deed in order to facilitate the transfer and conversion of the convertible debentures. The proposed amendment is to cancel the following terms and conditions of the convertible debentures set under Clause 3 : Transfers of Debentures and Transfer Restrictions, Paragraph 3 (a) : Transfer Restrictions.

> **Term and Condition for Secured Convertible Debentures**
> Paragraph 3 (a) of Clause 3 (Transfers of Convertible Debentures and Transfer Restrictions)
> *"Notwithstanding the transfer restriction described in the first paragraph of Condition 3(a) above, a Convertible Debenture may be transferred only between the Convertible Debentureholders who are also the Trustees originally named in the Trust Deed dated 12 June 2000 provided that the Company has given consent in writing to such Convertible Debentureholders."*

Since the proposed amendment of the Trust Deed have no material affect on the Company, the Company thus agreed with the amendment and then submitted the letter regarding the amendment of the Trust Deed to the Securities Exchange and Commission on 23rd December 2003.

Later, Bank of Ayudhya PLC, the CD holder sold the convertible debentures to the Company's major shareholders in the volume of 23,475 units which is in accordance with the agreement previously entered between the parties.

Currently, the CD holders submitted conversion notices to the Company, the details of which are as follows:

Conversion Notices lot # 1

On 24th December 2003, the CD holders exercised the right to convert into the ordinary shares in the total volume of 12,525 units as follows:

Unit of Converted CDs	Number of Shares increased	Ratio	Conversion Price
12,525	238,563,675	1 unit of CD (Baht 100,000) per 19,047 shares	Baht 5.25

Conversion Notices lot # 2

On 26th December 2003, the CD holders exercised the right to convert into the ordinary shares in the total volume of 11,475 units as follows:

Unit of Converted CDs	Number of Shares increased	Ratio	Conversion Price
11,475	218,564,325	1 unit of CD (Baht 100,000) per 19,047 shares	Baht 5.25

After the completion of the above conversions of the convertible debentures Series 1-10 of 24,000 units, the Company's paid-up capital will increase from Baht 8,530,000,000 to Baht 13,101,280,000 divided into 1,310,128,000 shares with par value of Baht 10 each.

For your acknowledgement

Yours Faithfully,

- Signature -

Mr. Win Viriyaprapaikit

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001
TIS 18001

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8

PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

http:// www.ssi-steel.com

Ref. S.E.C.084/2003 December 24, 2003

Re : Transfer and Conversion of the Convertible Debentures of the Company

Attn : President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, would like to inform that Bank of Ayudhya PLC, the holder of the Company's convertible debentures of 24,000 units, sold the CDs to the Company's major shareholders in the volume of 23,475 units with the face value of Baht 100,000 per unit on 23rd December 2003.

In addition, the Company received a notice from Bank of Ayudhya PLC. requesting for a conversion of 525 units of CDs into 9,999,675 ordinary shares of the Company, and a notice from the Company's major shareholders for conversion of 23,475 units of CDs into 447,128,325 ordinary shares of the Company respectively. The CDs of 12,525 units were already converted into the ordinary shares on 24th December 2003 whereas the remaining of 11,475 units will be converted within 31st December 2003.

The above-mentioned conversion will be positive to the Company as it results in an increase of the Company's paid-up capital from Baht 8,530 million to Baht 13,101.28 million and a decrease of the Company's total debts, which helps saving the Company's interest expenses of about Baht 830 million, as well as the Company's debt-to-equity ratio would be reduced from approximately 1.28 times to 0.91 times.

For your acknowledgement

Yours Faithfully,

- Signature -

Mr. Win Viriyaprapaikit

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 1400
TIS 1800

Ref. S.E.C.089/2003 December 26, 2003

JAN 2 2004

Re : Report of the conversion of the Company's convertible debentures (Series 1 – 10) into the ordinary shares

Attn : President
The Stock Exchange of Thailand

On 17th October 2000 Sahaviriya Steel Industries Public Company Limited issued Secured Convertible Debentures in the amount of Baht 2,400 million, series 1-10 due in 2005, 2006, 2007, 2008, 2009, 2010, 2011, 2012, 2013, 2014 respectively and sold to Siam Commercial Bank PLC and Bank of Ayudhya PLC. Such Secured Convertible Debentures and be converted into the Company's ordinary shares anytime over the periods of convertible debentures at an initial conversion price of Baht 5.25 per ordinary share.

Subsequently, the CD holder submitted a letter to the Company asking for amendment of the Trust Deed in order to facilitate the transfer and conversion of the convertible debentures. The proposed amendment is to cancel the following terms and conditions of the convertible debentures set under Clause 3 : Transfers of Debentures and Transfer Restrictions, Paragraph 3 (a) : Transfer Restrictions.

> **<u>Term and Condition for Secured Convertible Debentures</u>**
> Paragraph 3 (a) of Clause 3 (Transfers of Convertible Debentures and Transfer Restrictions)
> *"Notwithstanding the transfer restriction described in the first paragraph of Condition 3(a) above, a Convertible Debenture may be transferred only between the Convertible Debentureholders who are also the Trustees originally named in the Trust Deed dated 12 June 2000 provided that the Company has given consent in writing to such Convertible Debentureholders."*

Since the proposed amendment of the Trust Deed have no material affect on the Company, the Company thus agreed with the amendment and then submitted the letter regarding the amendment of the Trust Deed to the Securities Exchange and Commission on 23rd December 2003.

Later, Bank of Ayudhya PLC, the CD holder sold the convertible debentures to the Company's major shareholders in the volume of 23,475 units which is in accordance with the agreement previously entered between the parties.

Currently, the CD holders submitted conversion notices to the Company, the details of which are as follows:

Conversion Notices lot # 1

On 24th December 2003, the CD holders exercised the right to convert into the ordinary shares in the total volume of 12,525 units as follows:

Unit of Converted CDs	Number of Shares increased	Ratio	Conversion Price
12,525	238,563,675	1 unit of CD (Baht 100,000) per 19,047 shares	Baht 5.25

Conversion Notices lot # 2

On 26th December 2003, the CD holders exercised the right to convert into the ordinary shares in the total volume of 11,475 units as follows:

Unit of Converted CDs	Number of Shares increased	Ratio	Conversion Price
11,475	218,564,325	1 unit of CD (Baht 100,000) per 19,047 shares	Baht 5.25

After the completion of the above conversions of the convertible debentures Series 1-10 of 24,000 units, the Company's paid-up capital will increase from Baht 8,530,000,000 to Baht 13,101,280,000 divided into 1,310,128,000 shares with par value of Baht 10 each.

For your acknowledgement

Yours Faithfully,

- Signature -

Mr. Win Viriyaprapaikit

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

Ref. S.E.C.084/2003 December 24, 2003

Re : Transfer and Conversion of the Convertible Debentures of the Company

Attn : President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, would like to inform that Bank of Ayudhya PLC, the holder of the Company's convertible debentures of 24,000 units, sold the CDs to the Company's major shareholders in the volume of 23,475 units with the face value of Baht 100,000 per unit on 23rd December 2003.

In addition, the Company received a notice from Bank of Ayudhya PLC. requesting for a conversion of 525 units of CDs into 9,999,675 ordinary shares of the Company, and a notice from the Company's major shareholders for conversion of 23,475 units of CDs into 447,128,325 ordinary shares of the Company respectively. The CDs of 12,525 units were already converted into the ordinary shares on 24th December 2003 whereas the remaining of 11,475 units will be converted within 31st December 2003.

The above-mentioned conversion will be positive to the Company as it results in an increase of the Company's paid-up capital from Baht 8,530 million to Baht 13,101.28 million and a decrease of the Company's total debts, which helps saving the Company's interest expenses of about Baht 830 million, as well as the Company's debt-to-equity ratio would be reduced from approximately 1.28 times to 0.91 times.

For your acknowledgement

Yours Faithfully,

- Signature -

Mr. Win Viriyaprapaikit